FILED BY CENTENE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

Below are excerpts from Centene Corporation’s earnings call held on April 23, 2019 that relate to Centene’s proposed acquisition of WellCare Health Plans, Inc. There may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Presentation

Michael Neidorff, Chairman and Chief Executive Officer:

. . . .

Good morning everyone and thank you for joining Centene’s first quarter 2019 Earnings Call. . . . .We will also provide commentary around the regulatory and legislative environment and our recently announced agreement to acquire WellCare.

I want to emphasize, while we have an experienced team working on the WellCare integration, our main focus continues to be the results of the core business.

. . . .

Ascension and the addition of WellCare’s top performing platform to accelerate profitable growth as previously suggested in the 2020 and beyond.

. . . .

I would now like to make a few comments about our recently announced agreement to acquire WellCare. This combination is expected to bring together two top performing companies creating a premier healthcare enterprise focused primarily on government sponsored programs. The addition of WellCare will bolster and diversify our prior (inaudible), significantly increase our scale and provide access to new markets. WellCare has developed a strong portfolio of Medicare access assets, which is expected to provide Centene additional Medicare capabilities, including both Medicare Advantage (inaudible). WellCare is offering will see this is intense and increase our scale I think combined basis how pro forma annual growth will be approximately $32 billion and growing.

We also believe the addition of WellCare’s Medicare expertise creates significant opportunities of Centene’s existing markets, secure both strengthen and accelerated growth for our existing and the portfolio. WellCare’s approve to Medicare Advantage, is complementary to Centene’s strategy, both companies focus on providing high quality, low cost out to low-income seniors. It is important to note that substantial opportunity this approach presents with its combined company, more than 10,000 people a day in the US turned 65, and 65% of seniors or add a growth 400% sale of the federal probably, know our target market.

The combination will also further extend Centene’s robust Medicaid offerings additionally, we will benefit from Centene’s growing exchange presence, as we will be able to leverage on (inaudible) costs in numerous. Planning WellCare, we will expand our footprint from 30 to 50 states. The combined company will provide healthcare services to 22 million recipients in the US. This is (inaudible) 12 million Medicaid, and 5 million Medicare beneficiaries, including 14 clients. We will also be serving individuals on the exchanges and those who are in the TRICARE program.

The addition of WellCare will extend our position as the largest dedicated managed care organization in the country. We will remain the largest provider of this change of ins and we, from the fourth largest Medicare company. We’re already working on integration planning, and believe or similar values, including both companies, local approach and integrated care models will help ensure with a seamless transition. We expect to hit the ground running very close, our integration priorities include delivering values for members, capturing synergies, and retaining and attracting the best ever. We have experienced integration leaders in both companies and confidently creating our synergy targets soon that announced for the transaction.

We believe Centene leading technology platform will be essential to our success has a combined competitive advantage. We will apply our platform including our data analytics tools such as turbulent to further enhance the quality of care with combined companies listings. We will continue to invest in cutting-edge technology, systems and capabilities. This will significantly enhance our ability to scale for today, and better managed care while leading to lower costs. Further, the integration of Centene especially (inaudible) across membership base should also enhance quality clients.

We recognize the importance of network (inaudible). We weren’t to ensure access to high quality, cost-effective providers. We also want to ensure that these providers are appropriately (inaudible). We have initiated appropriate preliminary regulatory discussions at the federal level with your coverage. We would describe these is constructive, have laid out a timetable who submission. At the state level five formation have been others are in the process. So preliminary discussions with appropriate regulatory authorities and our largest states subsequent. It is our opinion, these processes will continue to protect recipients providers and St, as I have commented previously, there may be some form of divestitures in the vasculature. Based on our access for — we continue to maintain our internal timelines for approval at least.

The combined company will have estimated pro forma 2019 revenues of approximately $100 billion, and pro forma EBITDA of $5 billion. The pro forma revenue mix consists of 65% the Medicaid 15% for Medicare and 15% (inaudible). We are confident that combination will provide significant value to our collective shareholders members state partners and other stakeholders. We will forward to providing updates as we move to the transactions process as we continue very pleased with the performance with those approximately 10 months since the closures transaction, integration is running smoothly, we remain on track to realize fishing totals.

. . . .

We believe the additional scale and diversification, at the WellCare acquisition provides will enhance the sustainability of Centene’s long-term goal.

. . . .

Jeffrey Schwaneke, Executive Vice President, Chief Financial Officer and Treasurer:

. . . . Before I discuss our revised guidance, let me make a few comments on the WellCare acquisition. As Michael commented, we are working through the regulatory approval process and have begun integration planning activities. While it is still early in the integration planning and regulatory approval process, we continue to be comfortable with the synergy and accretion targets we communicated the transaction announcement. As we progress through this process, we look forward to keeping you updated. . . . .

Questions And Answers

. . . .

Josh Raskin: Good morning, Michael. So my question just — it sounded like a little bit more excitement around the Medicare opportunity for next year talking about the inflection point. And so I was wondering if you could help sort of flush out what gives you that confidence. How you guys are thinking about your bids with a month and a half to go on that. And then was there any thought as to, you know, waiting for the WellCare acquisition to close and giving yourself a little bit more time and information and management expertise and Part D plans, et cetera. Or is it sort of now we’ve got the four stars for Centene and that’s all we need. And then just one quick one on the WellCare progress I understood the integration started et cetera, any more updated thoughts on combined management team, I think, that’d be helpful as well.

Michael Neidorff: Josh, I’ll start off on the Medicare, others can jump in on that. On the Medicare, we’ve said that the 2020 is the year where it comes together, we’ve been testing things, we are re-contracting with providers on this space, contracts and the things that create successful Medicare products. So we will continue to move ahead or around on our recognizing that until we close. We can work with, Once we do close they have a strong platform. We have added some real talent here and through the integration process we will be putting those two talents together and I think 2020 will be a very strong year for Medicare in that basis. On the organization, I am not going to comment, I think before I say too much on the call like this, first the Centene people and as well as in the WellCare people need to know what’s the new organization will look like and we’re not going into that to get closer to the, knowing it’s closing, simply we have, as I said earlier and everybody is focused on their respective businesses and they will move through the to think about it. That’s a better place to be.

But see here, I will add this much just we are working with some of the senior management at WellCare and have some very important responsible positions at though, they we will move in as into this new $100 billion dollar company.

. . . .

Kevin Fischbeck: Great, thanks. Wanted to ask a question on the WellCare deal. It sounds like you’ve already started the process with the states and again you’ve identified a couple of states where you expect there to be divestitures. Is it safe to say that based upon the conversations with the other states where you have above average pro forma market share you still feel confident that divestitures will not be required. And then I guess how do you think about the sustainability of a state where you have pro forma 50% market share. What how did you factor in the potential risks that in two years during the re-procurement, the state might add a new player into replace the fact that you’ve consolidated WellCare.

Michael F. Neidorff: I will say this Kevin. I think you know we try to plan ahead, we’ve brought two of those kinds of issues and looking at this for future transaction. I’m not going to front run at this stage with a lot of discussion as to what our discussions with them, they are very constructive and also this say before we share — a shared focus on worried about the recipients and what’s best for them. Then we look at the provider networks ensuring, they are well taken care of in terms of provided for in this situation and protect it and then state its customers, so we are focused on all three of those things.

As far as divestitures, if those are subject to discussion and even Missouri and Nebraska, we’re in discussions as to what if anything they want us to do. I mentioned this as we have talked about in the past, that’s why they are three and we had two of the three-year WellCare in Centene. So we’re working through and see what they want to do there and go from there.

Kevin Fischbeck: I guess, in the past you’ve talked about the accretion the synergy numbers, assuming a prudent amount of divestitures, does it take into account potential issued a couple years down the road, when you give that two year accretion number, does that also factor in any kind of loss of membership if the states where in Medicare?

Michael F. Neidorff: Yes, (inaudible) a conservative position on that. So we’re absolutely.

. . . .

Peter Costa: Can you tell us a little bit about what you’re thinking about what the PBM at this point, you’ve had a couple of states now convert RxAdvance, you’re starting to see how that’s performing. Is that performing up to your expectations at this point, do you think you can do better by looking at what WellCare is doing, given that WellCare has the buying power of much bigger CBS behind it and then RxAdvance has, which maybe doesn’t matter in the Medicaid space, but certainly matters in the Medicare space.

Michael Neidorff:

. . . .

So I think we’re going to find that RxAdvance will provide some new useful tools to the WellCare and what they’re doing with the purchasing they are doing. As this is really a very modern day PBM type with a lot of transparency, a lot of great information these will sever us very well. To combine the combination of help, Jeff, do you want add some?

Jeffrey Schwaneke: Yeah, thanks, Michael. So I think just to your point, Peter. I think this is we’re looking at the combined business. We do recognize the importance of pharmacy cost management, on the NA and PDP businesses and we think as Michael referenced that the combination will certainly have the ability to leverage some of the capabilities.

. . . .

Ana Gupte: Yeah, thanks good morning, appreciate you taking the question. On the deal again, as you’re having conversations with the DOJ, which I’m assuming will be throughout the here in the States. As you have like a broad platform now across Medicaid exchanges and Medicare, do they view that in a favorable context and what types of types of what they’ve of feedback are you getting from the DOJ and states, if any, and there, how does that dovetail with kind of this integrated but not integrated but states looking for players to be in Medicaid to participate in the Special Needs Plans and so on and on in places like Poland.

Michael Neidorff: I think these states recognize a leader. They recognize the systems and the capability we have to really improve outcomes and control costs and a very fair balance basis that goes a long way. Now there has not been this kind of Medicaid acquisition going back, I think they said was Amerigroup was the last one that occurred. And so, that is alluded the we they reestablishing grounds. But when you look at this is a different form of competition you have stayed setting rates things that lease. So it’s working through in talking about all these elements, and I don’t want to get ahead of them, but we’re finding that their questions really tiny one should expect in this kind of transaction.

And it’s constructive and as I said, it’s really focused in 3 areas, one to first what’s best for the recipient, would deal with a fragile population we emphasize that, and it’s important to think about them to the provider network. This is not just gaining critical mass against them, but how do you get the kind of size and scale that allows you to do this contracting so many of them want and we show the data what we can do and how we do that. And thirdly, the state, how we’re able to contain costs, and how the benefit of large numbers, everybody will. So it’s, and it’s been a and the lighting process and I think our add one of the things we’ve done other deals, what I’m finding that we have a lot of very smart regulators at the state level, and they’re asking the right questions they understand. And they’re able to think through it. I find that positive and I think we’ll find the Justice Department is the federal level there do equally trying to get this right, and now and so, I have $1 billion encouraged just by the way, the question is that doesn’t guarantee the absolute maximum outcome not trying to further than that, but I feel good about where it is at this point in time. . . . .

Justin Lake: Hi Thanks, good morning. Follow-ups here. One on one of the PBM side the when you’ve looked at, now that you’ve added some conversations, I assume some greater conversations of WellCare Group on the on their ability to drive cost savings may pop a lot about how much they’ve been able to say with CVS and use that scale. Is there any comparison, you’ve been able to kind of make versus your kind of cost of goods on the PBM side of Centene? Is it, comparable is WellCare greater, are you guys great or any kind of color you can give us?

Jesse Hunter, Executive Vice President & Chief Strategy Officer: Yeah, adjustments is Jesse. So I think just obviously there is unlimited amount that we can comment on. With respect to relative pricing on those things and that’s obviously we went through an appropriate process on that in the diligence phase and I think as we said, as part of the announcement of the deal that there are net synergies, anticipated on the Pharmacy front. So I don’t think it would be appropriate to go into much more detail than that at this at this point.

. . . .

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and Centene Corporation is including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on

Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE

TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 9, 2018, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the WellCare Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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